Exhibit 99.1

Summary of Consolidated Financial Results

For the Year Ended March 31, 2015

[Japanese GAAP]

May 13, 2015

Company name:	UBIC, Inc.

Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Masami Yaguchi, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344
Scheduled date of Ordinary General Meeting of Shareholders:	June 23, 2015
Scheduled date of commencement of dividend payment:	June 24, 2015
Scheduled date of filing Annual Securities Report:	June 26, 2015
Supplementary materials for financial results:	No
Financial results briefing:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Year Ended March 31, 2015 (from April 1, 2014 to March 31, 2015)

(1)     Consolidated results of operations

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Years ended
March 31, 2015	6,274	50.4	266	—	434	—	260	—
March 31, 2014	4,171	(10.8)	(598)	—	(629)	—	(604)	—

Note: Comprehensive income

Year ended March 31, 2015	¥ 496 million [(- %)]
Year ended March 31, 2014	¥ (581) million [(- %)]

	Net income per share (basic)	Net income per share (diluted)	Return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
	Yen	Yen	%	%	%
Years ended
March 31, 2015	7.45	7.27	6.3	6.9	4.2
March 31, 2014	(17.74)	—	(18.9)	(13.1)	(14.3)

Reference: Equity in earnings of affiliates

Year ended March 31, 2015	¥– million
Year ended March 31, 2014	¥– million

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
March 31, 2015	7,631	5,220	65.5	140.78
March 31, 2014	4,888	3,533	67.8	96.34

Reference: Equity

As of March 31, 2015	¥4,996 million
As of March 31, 2014	¥3,315 million

(3)     Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Years ended
March 31, 2015	1,012	(1,416)	1,689	2,718
March 31, 2014	26	(653)	756	1,378

2.   Dividends

	Dividend per share							Ratio of dividends to
	End of first quarter	End of second quarter	End of third quarter	End of year	Total	Total dividends	Payout ratio (consolidated)	net assets (consolidated)
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
Years ended
March 31, 2014	—	0.00	—	0.00	0.00	—	—	—
March 31, 2015	—	0.00	—	3.00	3.00	106	40.3	3.0
Year ending
March 31, 2016	—	0.00	—	3.00	3.00		29.9
(Forecast)

3.   Consolidated Forecasts for the Year Ending March 31, 2016 (from April 1, 2015 to March 31, 2016)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
For the year
ending
March 31, 2016	8,000	27.5	600	125.5	500	15.2	350	34.5	10.01

*      Notes

(1)         Changes in important subsidiaries during the current year (changes in the scope of consolidation): Yes

Newly included:         one company, company name: TechLaw Solutions, Inc. (“TechLaw Solutions”)

Excluded:                                           one company, company name: UBIC Risk Consulting, Inc. (“URC”)

(2)         Changes in accounting policies, changes in accounting estimates and revisions restated

1) Changes associated with the revision of accounting standards: Yes

2) Changes in accounting policies other than the above 1): None

3) Changes in accounting estimates: None

4) Revisions restated: None

(3)          Number of issued and outstanding shares (common stock)

1) Number of issued and outstanding shares at the year-end (including treasury stock)

As of March 31, 2015:                                                                                                 35,491,360 shares

As of March 31, 2014:                                                                                                 34,411,360 shares

2) Number of treasury stock at the year-end

As of March 31, 2015:                                                                                                 630 shares

As of March 31, 2014:                                                                                                 630 shares

3) Average number of issued and outstanding shares during the year

Year ended March 31, 2015:                                                                34,956,728 shares

Year ended March 31, 2014:                                                                34,057,963 shares

The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. For the purpose of calculating the numbers of shares above, the stock split is assumed to have occurred at the beginning of the previous year.

<Reference> Summary of Nonconsolidated Financial Results

1.   Nonconsolidated Financial Results for the Year Ended March 31, 2015
(from April 1, 2014 to March 31, 2015)

(1)     Nonconsolidated results of operations

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Years ended
March 31, 2015	3,718	39.5	370	—	434	—	316	—
March 31, 2014	2,665	(26.8)	(405)	—	(597)	—	(603)	—

	Net income per share (basic)	Net income per share (diluted)
	Yen	Yen
Years ended
March 31, 2015	9.07	8.85
March 31, 2014	(17.71)	—

(2)     Nonconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
March 31, 2015	7,377	5,032	65.4	135.86
March 31, 2014	4,756	3,419	67.8	93.65

Reference: Equity

As of March 31, 2015	¥4,821 million
As of March 31, 2014	¥3,222 million

2.   Nonconsolidated Forecasts for the Year Ending March 31, 2016 (from April 1, 2015 to March 31, 2016)

(Percentages represent year-on-year changes)

	Net sales		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
For the year ending March 31, 2016	4,100	10.2	100	(76.1)	70	(77.9)	2.00

*       Status of audit procedures

•       This consolidated financial summary falls outside the scope of audit requirements of the Financial Instruments and Exchange Act. The audit procedures for the financial statements based on the stipulations of said Act were not completed at the time this consolidated financial summary was disclosed.

*       Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to UBIC, Inc. (the “Company”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors. For further details of the assumptions and other factors considered by the Company in preparing the above forecasts, refer to “1. Analysis of Operating Results and Financial Position (1) Analysis of operating results” in attachment on page 2.

•       The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. For the purpose of calculating basic net income per share and net asset per share, the stock split is assumed to have occurred at the beginning of the previous year.

Table of Contents of Attachment

1.	Analysis of Operating Results and Financial Position		2
	(1)	Analysis of operating results	2
	(2)	Analysis of financial position	3
	(3)	Basic policy for profit distribution and dividends in the current and next years	5
	(4)	Business risks	5
2.	Corporate Group		8
3.	Management Policies		9
	(1)	Basic corporate management policy	9
	(2)	Target management index	9
	(3)	Medium- to long-term management strategies	9
	(4)	Tasks to be undertaken by the management	11
4.	Basic Views of Selected Accounting Standards		11
5.	Consolidated Financial Statements		12
	(1)	Consolidated balance sheets	12
	(2)	Consolidated statements of income and consolidated statements of comprehensive income	14
	(3)	Consolidated statements of changes in net assets	16
	(4)	Consolidated statements of cash flows	18
	(5)	Notes to the consolidated financial statement	20
		Going-concern assumptions	20
		Significant matters for the preparation of consolidated financial statements	20
		Changes in accounting policies	21
		Notes to the consolidated balance sheets	22
		Notes to the consolidated statements of income	22
		Notes to the consolidated statements of comprehensive income	22
		Notes to the consolidated statements of changes in net assets	24
		Notes to the consolidated statements of cash flows	26
		Segment information	26
		Per share information	31
		Significant subsequent events	32

1.          Analysis of Operating Results and Financial Position

(1)     Analysis of operating results

In the year ended March 31, 2015, the Japanese economy continued a moderate recovery, with improving corporate earnings and higher employment supported by the government’s economic policies and the Bank of Japan’s monetary policies. Although the U.S. economic recovery remained firm, there was still a lingering sense of caution, as the U.S. government prepares to normalize monetary policy.

The market environment for “eDiscovery” (electronic discovery), the main service line of UBIC, Inc. (hereinafter, the “Group”), showed steady growth alongside a sudden increase in data volume. Furthermore, Asian global companies continue to be increasingly involved in litigation in the U.S. in areas, such as patent, intellectual property, product safety, price fixing, and issues related to the Foreign Corrupt Practices Act.

In this market environment, the Group further enhanced its stable business foundation in the U.S. by acquiring TechLaw Solutions, Inc. (hereinafter, “TechLaw Solutions”) in August 2014, with the aim of developing new sales channels and enhancing its name recognition in the country. Furthermore, the Group and TechLaw Solutions jointly participated in LegalTech New York, one of the world’s largest legal technology exhibitions, which allowed it to showcase its cutting-edge technology, as well as its reliable operations and services. Consequently, the Group was able to accelerate the expansion of its operating base in the U.S. market in the year ended March 31, 2015.

Meanwhile, the Group successfully developed a new technology called “Virtual Data Scientist (VDS),” which utilizes the Group’s artificial intelligence (AI)-based technology. VDS is beginning to be adopted for applications in various fields, including for eDiscovery operations. Specifically, “Lit i View EMAIL AUDITOR” (hereinafter, “EMAIL AUDITOR”), which is the Group’s AI-based email auditing tool, has been adopted by several major Asian companies and Japanese manufactures. Furthermore, the Group is cooperating with Toyota Technical Development Corporation to develop an AI-based, intellectual property VDS. In the healthcare field, the Group has received a certain level of recognition for its collaboration with NTT Medical Center Tokyo to develop a system designed to mitigate patients’ risk of falling in an effort to prevent unexpected, adverse health-related events. This system utilizes the electronic medical records of patients with signs of falling as teaching data, and detects signs of a patient falling using UBIC’s AI-based technology, which makes it possible to accurately identify relevant information from large data sets. The Group’s AI-based technology is receiving attention because of reports from media outlets regarding the technology’s present business applications. Globally, AI-based big data analysis is a market that is considered to have promising growth potential in the future. Accordingly, the Group will pursue business opportunities through research and development activities, strategic partnerships, and applications in other fields.

Amid these conditions, in its consolidated operating results for the year ended March 31, 2015, the Group recorded net sales of 6,274,460 thousand yen (a 2,102,843 thousand yen increase year-on-year), operating income of 266,069 thousand yen (an 864,687 thousand yen increase year-on-year), ordinary income of 434,061 thousand yen (a 1,063,935 thousand yen increase year-on-year), and net income of 260,310 thousand yen (an 864,668 thousand yen increase year-on-year). Net sales increased in all business segments year-on-year. Although the Group incurred 87,803 thousand yen in costs related to the acquisition of TechLaw Solutions, operating income increased year-on-year. Furthermore, both ordinary income and net income increased during the year, thanks to favorable effects from the sharp decline in the yen, which generated foreign exchange gains of 201,668 thousand yen.

Overview of each business segment is as follows:

1)  eDiscovery

Services offered in this segment are eDiscovery services and eDiscovery solutions.

The eDiscovery business received several large-scale orders, including for cartel-related matters, acquired several major new customers in the U.S., and benefited from the acquisition and conversion of TechLaw Solutions to a subsidiary. Net sales from eDiscovery services were 2,635,199 thousand yen, an increase of 62.1% from the previous year due to the addition of several new projects and clients, including some for cartel-related matters and a new major account in North America, as well as acquiring and consolidating TechLaw Solutions. Net sales from eDiscovery solutions were 3,197,841 thousand yen, a 49.1% increase compared to the previous year.

Overall, net sales in this segment were 5,833,040 thousand yen, a 54.7% increase compared to the previous year.

2)  Legal and compliance professional services (LCPS)

The four services offered in this segment are forensic services, distribution and support of forensic tools, forensic training services and compliance support.

Net sales from forensic services were 299,094 thousand yen, an increase of 24.2% from the previous year, as the Group was received orders for applications developed from the Group’s eDiscovery technology.

Net sales from forensic tool distribution and support were 46,270 yen, a 26.1% decrease from the previous year, since the Group had booked sales from large-scale projects in the previous period and while the number of orders remained stable during the current period, the ratio of small-scale orders increased.

Net sales from forensic training services were 6,324 thousand yen, a decrease of 78.1% from the previous year as a result of the Group’s winding down of training services provided to public agencies.

Net sales from compliance support were 4,300 thousand yen, which decreased 50.6% from the previous year, due to the completion of a number of active projects.

Overall, net sales in this segment were 355,990 thousand yen, a 4.4% increase compared to the previous year.

3)  Others

Net sales in others were 85,429 thousand yen, a 40.8% increase compared to the previous year, due to software sales by TechLaw Solutions in the current year.

(Forecasts for the year ending March 31, 2016)

The Group has made efforts to strengthen its business foundation through M&A transactions, and to continuously develop the Group’s artificial intelligence-based technology, utilizing expertise in its existing business. For the year ending March 31, 2016, the Group will continue to grow its existing eDiscovery business and also implement new businesses using the artificial intelligence-based technology.

1.    Strengthening and implementing strategies to increase the number of clients with large-scale projects.

1)             Implementing a partner alliance strategy and stronger distribution channels using strategic products, including EMAIL AUDITOR, Easy Hold and Lit i View BIG DATA CASE MANAGER; and

2)             Strengthen the current sales force and expanding sales pipelines through M&A in the U.S.

2.    Developing new technologies in various fields by applying the artificial intelligence technology based on Behavior Informatics and commercializing those technologies.

Based on the above, we provide our forecasts for the year ending March 31, 2016, as follows: consolidated net sales to be 8,000 million yen (a 27.5% increase from the previous year); operating income to be 600 million yen (a 125.5% increase from the previous year); ordinary income to be 500 million yen (a 15.2% increase from the previous year); and net income to be 350 million yen (a 34.5% increase from the previous year).

Note:     The forecasts are based on information currently available to the Group and contain uncertainties. Actual business results may differ considerably from the forecasts provided due to various unforeseen factors.

(2)     Analysis of financial position

1)  Assets, liabilities and net assets

Total assets increased by 2,743,257 thousand yen to 7,631,937 thousand yen compared with the end of the previous year, thanks mainly to benefits following the acquisition of TechLaw Solutions.

Current assets increased by 1,863,426 thousand yen to 4,623,047 thousand yen compared with the end of the previous year. This was mainly due to an increase of 1,239,923 thousand yen in cash and deposits, and an increase of 696,759 thousand yen in notes and accounts receivable — trade.

Noncurrent assets increased by 879,830 thousand yen to 3,008,890 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 372,823 thousand yen in customer-related assets, an increase of 159,249 thousand yen in goodwill and an increase of 139,412 yen in investment securities.

Total liabilities increased by 1,055,654 thousand yen to 2,411,165 thousand yen compared with the end of the previous year.

Current liabilities increased by 659,809 thousand yen to 1,447,778 thousand yen compared with the end of the previous year. This was mainly due to an increase of 179,992 thousand yen in current portion of long-term loans payable, an increase of 85,115 thousand yen in income taxes payable, an increase of 77,964 thousand yen in accounts payable-other, an increase of 73,752 thousand yen in provisions for bonuses, an increase of 36,000 thousand yen in short-term loans payable, as well as an increase of 92,166 thousand yen in accrued expenses and an increase of 72,329 in income taxes payable presented as other.

Noncurrent liabilities increased by 395,845 thousand yen to 963,386 thousand yen compared with the end of the previous year. This was mainly due to an increase of 332,076 thousand yen in long-term loans payable.

Total net assets increased by 1,687,602 thousand yen to 5,220,772 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 1,155,600 thousand yen in capital stock and capital surplus associated with the third-party allocation of shares and an increase of 260,473 thousand yen in retained earnings.

2)  Cash flows

Cash and cash equivalents (hereinafter, as “cash”) increased to 2,718,259 thousand yen compared with the end of the previous year.

Summary of cash flows and major factors as of the end of year is as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was 1,012,597 thousand yen, an increase of 985,678 thousand yen compared with the previous year. This was largely due to the recording of a net profit before income taxes.

(Cash flows from investing activities)

Net cash used in investing activities was 1,416,777 thousand yen, an decrease of 763,304 thousand yen compared with the previous year. This was mainly attributed to an 891,575 thousand yen outlay for the acquisition of a new consolidated subsidiary.

(Cash flows from financing activities)

Net cash provided by financing activities was 1,689,270 thousand yen, an increase of 932,383 thousand yen compared with the previous year. This was mainly due to proceeds from issuance of common stock of 1,155,600 thousand yen and cash inflows of 800,000 thousand yen owing to an increase in long-term loans payable.

<Reference> Trends in cash flow indicators

Year ended:	March 31, 2011	March 31, 2012	March 31, 2013	March 31, 2014	March 31, 2015
Equity ratio (%)	50.3	53.1	64.7	67.8	65.5
Market value-based equity ratio (%)	277.1	542.6	298.1	242.1	435.7
Interest-bearing debt to cash flow ratio (years)	0.5	0.3	5.0	29.2	1.3
Interest coverage ratio (times)	52.9	301.9	11.6	2.8	141.2

Equity ratio = Equity/total assets

Market value-based equity ratio = Market capitalization/total assets

Interest-bearing debt to cash flow ratio = Interest-bearing debts (*3)/cash flows

Interest coverage ratio = Cash flows (*2)/interest payments

Notes:	1.	Figures are calculated on a consolidation basis.
	2.	Cash flows represent operating cash flows.
	3.	Interest-bearing debts include all liabilities which incur interests recorded in the consolidated balance sheets.

(3)     Basic policy for profit distribution and dividends in the current and next years

Profit distribution to shareholders is one of the highest priorities of the Group. Our basic policy for profit distribution is to continue dividend payments based on the results of operations, while retaining sufficient earnings to improve financial soundness, conduct aggressive business development and strengthen its operating foundation. For the year ended March 31, 2015, the Group will pay a year-end dividend of 3 yen per share, backed by ongoing steady earnings. Earnings were driven by large-scale orders and enhanced U.S. sales operations.

For dividend payments next year, management forecasts a year-end dividend of 3 yen per share.

(4)     Business risks

The following are some of the major business risks which may negatively affect business operations and other activities of the Group. Items which may not necessarily be risk factors are presented in addition to the business risks because the Group believes that these items may be important for investors to make decisions in terms of proactive disclosure.

The Group is aware of these risks and plans to take all necessary measures to prevent or mitigate the risks. However, it believes that investors should carefully consider the following risks and items, as well as information in other sections of this report for making an investment decision.

Future-related matters concerning risk factors in this section are based on the judgment by the Group as of the released date of this report.

1)  Risk factors related to business environment of the Group

I.    Business environment for eDiscovery

The discovery (electronic discovery) support service is the primary service offered as part of the eDiscovery service by the Group. After the amendment to the U.S. Federal Rules for Civil Procedure in December 2006, requirements for electronic information discovery are clarified and the market for services in processing electronic information and associated litigations is growing at an annual average rate of 15% and is expected to reach nearly one trillion yen after 2017 (Transparency Market Research). The Group provides services primarily to Asian companies, such as Japanese, Korean and Taiwanese companies, which have their operating base in the United States. Even though signs of an economic recovery are evident in the major countries, including Japan and the United States, the Group’s operations and earnings result may be adversely affected by significant economic changes as the U.S. prepares to normalize its monetary policy and the uncertain economic outlook in Europe, China and other developing countries.

II.     Laws and regulations

The Group conducts business involving eDiscovery. There are currently no legal restrictions concerning this business. However, it provides a discovery support service based on the litigation system of the United States, and if there are any changes in laws and regulations concerning litigation in the United States, the operations and results of operations of the Group may be affected. Furthermore, if any laws and regulations governing such operations are newly set forth in Japan, the operations and results of operations of the Group may be affected.

III.      Competition

As a pioneer of the eDiscovery business in Japan, the Group is well ahead of other companies in terms of knowledge and accomplishments. The Group has an edge over competitors with regard to its advanced technologies, provision of information and exclusive contents. Currently, a very limited number of companies engage in the eDiscovery business in Japan. However, as the market for such service expands along with increasing awareness of eDiscovery in Japan, the Group expects that Japanese companies as well as foreign companies, including companies located in the United States where the eDiscovery business is most advanced, may enter into the eDiscovery business.

IV.       Advances in technology

The Group is constantly monitoring advances in technology and the market for the eDiscovery business in the United States where the eDiscovery business is most advanced. Nevertheless, information technology-related technological progress is extremely rapid and frequent, driving various new products and services associated with new technologies to arise. Under such circumstance, unless the Group is able to apply its technologies to the rapidly changing business, its ability to operate and results of operations of the Group may be adversely affected.

2)  Risk factors related to the Group’s business features

I.    Management of information

Due to the nature of the eDiscovery business of the Group, it holds important information of client companies for its computer investigations. Therefore, the Group is required to manage and control clients’ information by highly advanced methods. To fulfill such responsibilities, it manages and control client information in a data processing center with strict physical access control (to enter or exit) through a vein recognition system and an application form to enter or exit. The Group also maintains a safe operating environment that the investigative data is stored in fireproof safes and laboratory networks are isolated from external networks. In addition, it has obtained and renewed the certifications concerning its service; “ISO27001” (ISO/IEC27001:2005), an international standard for information security management systems (ISMS), and “JIS Q27001” (JIS Q 27001:2006), the Japanese standard for ISMS.

To prevent leaks of confidential information, including personal information, all employees of the Group need to sign confidentiality agreements, covering personal information as well. Employees individually sign confidentiality agreements even after their resignation or retirement. The Group also manages and controls important business administrative information, including personal information, by using biometric authentication, IDs and passwords in addition to applying measures to prevent information leaks caused by unauthorized access via Internet.

Nevertheless, these preventive actions, in case any information leaks occur due to unforeseen circumstances, claims for damages and fallen credibility of the Group may affect the operations and results of operations of the Group.

II.     Establishment of management framework to support business growth

The Group has four directors, three corporate auditors, and 191 employees on a consolidated basis as of March 31, 2015. Its internal management system is currently sufficient to manage the Group. It plans to continue improving the efficiency of administrative operations and maintain and increase the productivity of its organization, as well as expanding and upgrading its workforce to sustain the growth in the operations, such as training current employees and recruiting more employees.

However, if the plan to train and enlarge the workforce and strengthen administrative operations may not produce the desired results, or if talented employees leave the Group, the ability of the Group to conduct organizational business activities and the operations and results of operations of the Group may be affected.

III.      Recruitment and retention of personnel resources

Recruitment and retention of talented individuals who have specialized knowledge concerning information technology and business operations are critical for the Group to expand its business. In expanding the eDiscovery industry, personnel with special skills are limited. The Group is recruiting new graduates and experienced professionals in all necessary areas, providing employee training programs and retaining experienced employees.

However, the Group may not be able to hire skilled staff as planned or it may lose important employees to other companies. The resulting problems involving the ability to conduct business activities may affect business operations and results of operations of the Group.

IV.  Foreign exchange rate volatility

The sales of the Group’s products and services to U.S. law firms and other U.S. customers have been and will be denominated in U.S. dollars, which are determined based on the Japanese yen. The Group will import most forensic tools from U.S. companies and it will continue to have transactions denominated in U.S. dollars for imports from the United States. Consequently, fluctuations in foreign exchange rates affect earnings from foreign transactions denominated in foreign currencies and the financial statement items translated to Japanese yen. Furthermore, fluctuations in foreign exchange rates may affect earnings and the financial statements of overseas consolidated subsidiaries when they are converted into yen for consolidation.

2.    Corporate Group

The Group consists of UBIC, Inc., and six consolidated subsidiaries. The Group companies are engaged in legal technology-related business activities.

3.   Management Policies

(1)     Basic corporate management policy

Since its foundation, the Group has been developing its preventive legal strategy (refer to *Note 1 below) services, which are mainly composed of fraud investigation support services and litigation support services in order to assist enterprises in their crisis management. The Group is growing internationally, together with its enterprise customers, to support risk mitigation for customers operating internationally and to contribute to the sustained growth of its customers’ corporate value.

Based on the experience and achievements that the Group has accumulated in the preventive legal strategy services, it furthermore advocates Behavior Informatics (refer to *Note 2 below), which is the Group’s unique concept for analyzing big data. Internally developed technologies, including artificial intelligence, are applied to analyze various information found in our society, beyond the fields of litigation support and fraud investigation, thereby expanding the reach and impact of information analysis services to create a better future for our society.

*Note 1)        “Preventive legal strategies” means the concept of the prevention and mitigation of legal risks. The Group focuses on providing preventive countermeasures through cutting-edge technologies against the risks of local and global litigations and corporate misconduct. These high-technology preventive legal strategies aim for sustainable growth of our clients’ business and an increase in our clients’ corporate value by being well prepared to avoid risks that may encumber the growth or to reduce losses from such risks significantly.

*Note 2)        The Group has concluded that a new concept of integrating behavioral science and information science is needed to analyze big data adequately based on its understanding that big data is an aggregation of both human thoughts and activities rather than a mere collection of electronic data. The Group refers to this new concept as “Behavior Informatics.”

(2)     Target management index

The Group has targeted the improvement of its corporate value through sustainable business expansion. The Group aims to expand sales volume and improve its operating income percentage, representing profitability and cash flows from operating activities.

(3)     Medium- to long-term management strategies

The Group, as a leading company of eDiscovery in Asia, has internally developed software for discovery called “Lit i View” that accommodates multiple Asian languages (Japanese, Chinese and Korean), and has provided a one-stop solution with cutting-edge technologies and know-how for analyzing and processing electronic information and documents for litigation.

The Group has made concerted and united efforts to realize its philosophies — “to create a better future for society” in addition to “to protect the pride of enterprises” — through the following actions: cultivating new business; developing original technologies; building global management systems; listing on the stock markets in Japan and the United States; enhancing publicity work; and establishing structures contributable to the world with its information analysis technologies.

Having nearly established these frameworks to materialize the Group’s philosophies, the Group now believes that it is entering a period of full-fledged growth. The Group is dedicated to continued growth on a Group-wide basis to achieve the Group philosophy with a focus on the following:

1) Expansion of the existing legal business

I.    Enhancement of U.S. sales force

The Group will expand its U.S. business as well as generating synergies between TechLaw Solutions acquired in August 2014 and UBIC North America, Inc. Besides the acquisition of TechLaw Solutions, the Group will further increase M&A activities to expand its business in the U.S.

II.     Cultivation of business partners

The Group has explored business opportunities and distribution channels independently in the past. However, as the range of products and solutions are expanding, it will intensify its sales activities through pursuit of the following business partnerships for further growth. The Group will be flexible in seeking the most suitable method of alliance, such as business alliances or capital tie-ups:

(i)          Distribution partners for packaging products, including EMAIL AUDITOR and BIG DATA CASE MANAGER; and

(ii)       Distribution partners in the U.S. markets.

2) Development of new businesses leveraging artificial intelligence

I.          Develop solutions to be provided

Utilizing artificial intelligence, the Group is in the process of expanding new solutions and new products in new fields, such as healthcare and marketing. The Group will cultivate such new fields and shall aim for product sales.

II.           Cultivation of business partners in various fields

By exploiting Behavior Informatics and artificial intelligence, the Group will cultivate new business development partners and/or distribution partners for providing solutions in fields including healthcare, marketing, intellectual property valuation, development support and financial engineering.

3) Enhancements to implement business strategies

I.    Promotion of advanced cutting-edge analysis technologies and product development

(i)          The Group will enhance activities at its R&D center, which was established in March 2013, and facilitate research in the field of Behavior Informatics. The Group will also enhance the ability of artificial intelligence to expand its big data analysis service.

(ii)       Underpinned by the bolstered cooperation between the Group’s Advanced Information Analysis Division, newly set up in May 2014, and the R&D center, the Group will aim to develop the most advanced analysis technology in the world. Further, the Group will enhance development and commercialization of technologies not only for its current litigation support and fraud investigation services, but also for the purpose of predicting and preventing wide range of crises, including terrorist acts and industrial espionage.

II.          Continuous enhancement of publicity work

A new division was organized in the current year to perform global publicity work. This new division has contributed to increased media exposure and awareness of the Group, not only in Japan, but also in the United States, Korea, and Taiwan. The Group will continue to strengthen these public affairs efforts to promote recognition of its technological competence, to enable the public to broadly understand the Group’s philosophies, and to improve society’s understanding of the adverse conditions surrounding Asian enterprises, including those in Japan as well as the meaning of the Group’s activities.

III.            Reinforcement of global management systems

The Group will robustly control regional business activities through its headquarters, while providing more authority to country managers to strengthen uniqueness of each region. The centralized administrative framework along with development and implementation of unique business strategies in each country will build global management systems suited for improving and expanding the Group’s business operations.

(4)     Tasks to be undertaken by the management

Over the last 10 years, the Group has made steady progress in preparing for its growth and expansion. The Group is now poised to achieve its sustained growth. The Group advocates a new concept called “Behavior Informatics” based on its prior experience from which cutting-edge technologies are generated, including artificial intelligence techniques. The Group takes a further step towards new fields leveraging the technologies, such as the big data analysis business, in addition to the Group’s existing services such as litigation support and fraud investigation support. At the same time, the Group will continue to review and enhance its operational and management structure as it grows.

1)             Developing the Group’s operational structure for further growth and expansion

In pursuing and accelerating its growth in the future, the Group will enhance its distribution capability by developing business partner alliances and relationships with companies that have distribution channels to the U.S. law firms, enterprises located in the United States, and the U.S. government agencies in order to accelerate market development in the United States. The Group will also pursue opportunities to enhance its own distribution structures.

The Group will cultivate alliances with business partners for new business development and distribution. As the Group steps into new business fields other than the legal technology field by leveraging the Group’s unique technologies, a new distribution channel for various information analysis businesses, such as big data analysis business as well as further development of new business fields may become a big challenge and opportunity for the Group.

The Group also plans to pursue contracts with sales agents to expand the marketing of solution packaging products, including EMAIL AUDITOR and BIG DATA CASE MANAGER.

2)    Enhancing management structure

The Group strives to establish and strengthen its management structure that directly contributes to the Group’s performance growth by further enhancing the internal control structure to the level that is expected from the companies listed both in Japan and U.S. markets, as well as by improving management efficiency and optimizing the Group’s resource.

3)             Enhancing technology and product development

As described earlier, “Behavior Informatics,” the unique technology developed by the Group, is a cutting-edge technology that can be flexibly applied not only to litigation support services and fraud investigation services, but also to other business fields. The Group strives to strengthen its structure to accelerate the business development utilizing such technology and pursues research and development activities for further enhancement of the technology.

4)             Other important management items

Not applicable.

4.   Basic Views of Selected Accounting Standards

The group adopts generally accepted accounting principles in Japan to faciliate consolidated financial statement comparability between periods and with other companies. We plan to determine whether ZFRS adoption is appopriate for the Group by considering internal and external changes.

5.          Consolidated Financial Statements

(1)     Consolidated balance sheets

(Thousands of yen)

		Previous year (as of March 31, 2014)		Current year (as of March 31, 2015)
Assets
Current assets
Cash and deposits		1,486,474		2,726,397
Notes and accounts receivable-trade		872,751		1,569,511
Merchandise		291		1,407
Supplies		6,777		5,911
Deferred tax assets		148,945		56,329
Allowance for doubtful accounts		—		(25,374)
Other		244,380		288,864
Total current assets		2,759,620		4,623,047
Noncurrent assets
Property, plant and equipment
Buildings		158,960		230,665
Accumulated depreciation	*1	(47,288)		(63,259)
Buildings, net		111,672		167,406
Tools, furniture and fixtures		1,012,479		1,327,887
Accumulated depreciation	*1	(462,105)	*1	(720,387)
Tools, furniture and fixtures, net		550,374		607,500
Leased assets		14,323		13,909
Accumulated depreciation		(5,044)		(7,699)
Leased assets, net		9,279		6,210
Other, net		—		2,242
Total property, plant and equipment		671,326		783,359
Intangible assets
Software		868,675		871,134
Goodwill		—		159,249
Customer-related assets		—		372,823
Other		73,516		163,190
Total intangible assets		942,191		1,566,397
Investments and other assets
Investment securities		372,910		512,322
Guarantee deposits		126,047		130,414
Deferred tax assets		—		11,980
Other		16,584		4,415
Total investments and other assets		515,541		659,133
Total noncurrent assets		2,129,059		3,008,890
Total assets		4,888,680		7,631,937

(Thousands of yen)

		Previous year (as of March 31, 2014)		Current year (as of March 31, 2015)
Liabilities
Current liabilities
Accounts payable-trade		61,720		92,044
Short-term loans payable		—		36,000
Current portion of long-term loans payable	*2	274,599	*2	454,591
Accounts payable-other		262,859		340,824
Income taxes payable		8,970		94,085
Provision for bonuses		91,704		165,456
Deferred tax liabilities		—		6,164
Other		88,114		288,610
Total current liabilities		787,969		1,447,778
Noncurrent liabilities
Long-term loans payable	*2	438,000	*2	770,076
Deferred tax liabilities		65,712		105,809
Liabilities for retirement benefits		19,286		36,505
Asset retirement obligations		29,641		43,762
Other		14,901		7,232
Total noncurrent liabilities		567,541		963,386
Total liabilities		1,355,510		2,411,165
Net assets
Shareholders’ equity
Capital stock		1,095,358		1,688,433
Capital surplus		882,818		1,475,893
Retained earnings		1,160,500		1,420,973
Treasury stock		(26)		(26)
Total shareholders’ equity		3,138,651		4,585,274
Accumulated other comprehensive income
Valuation difference on available-for-sale Securities		143,529		239,649
Foreign currency translation adjustment		33,007		171,323
Total accumulated other comprehensive income		176,536		410,972
Subscription rights to shares		196,675		211,082
Minority interests		21,306		13,443
Total net assets		3,533,169		5,220,772
Total liabilities and net assets		4,888,680		7,631,937

(2)                               Consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income

(Thousands of yen)

		Previous year (from April 1, 2013 to March 31, 2014)		Current year (from April 1, 2014 to March 31, 2015)
Net sales		4,171,617		6,274,460
Cost of sales		2,309,982		3,143,045
Gross profit		1,861,634		3,131,415
Selling, general and administrative expenses	*1, *2	2,460,252	*1, *2	2,865,345
Operating (loss) income		(598,618)		266,069
Non-operating income
Interest income		681		1,699
Dividend income		6,750		9,000
Foreign exchange gains		120,727		201,668
Other		5,026		3,512
Total non-operating income		133,186		215,879
Non-operating expenses
Interest expenses		8,898		7,169
Stock issuance cost		—		16,178
IPO expenses		120,872		—
Syndicated loan fees		20,416		19,155
Other		14,253		5,384
Total non-operating expenses		164,441		47,887
Ordinary (loss) income		(629,873)		434,061
Extraordinary losses
Impairment loss		34,884		—
Total extraordinary losses		34,884		—
(Loss) income before income taxes and minority interests		(664,757)		434,061
Income taxes-current		23,299		82,870
Income taxes-deferred		(88,497)		89,130
Total income taxes		(65,197)		172,001
(Loss) income before minority interests		(599,560)		262,059
Minority interests in income		4,797		1,749
Net (loss) income		(604,357)		260,310

Consolidated statements of comprehensive income

(Thousands of yen)

	Previous year (from April 1, 2013 to March 31, 2014)	Current year (from April 1, 2014 to March 31, 2015)
(Loss) income before minority interests	(599,560)	262,059
Other comprehensive income
Valuation difference on available-for-sale securities	2,320	96,120
Foreign currency translation adjustment	15,703	138,315
Total other comprehensive income	18,023	234,436
Comprehensive (loss) income	(581,536)	496,496
Comprehensive income attributable to:
Comprehensive (loss) income attributable to owners of the parent	(586,334)	504,358
Comprehensive income (loss) attributable to minority interests	4,797	(7,862)

(3)     Consolidated statements of changes in net assets

Previous year (from April 1, 2013 to March 31, 2014)

	(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	602,993	390,453	1,924,512	(26)	2,917,932
Changes in items during the period
Issuance of new shares	492,365	492,365			984,730
Dividends from surplus			(159,654)		(159,654)
Net loss			(604,357)		(604,357)
Other
Net changes in items other than shareholders’ equity
Total changes in items during the period	492,365	492,365	(764,011)		220,718
Balance at the end of the current period	1,095,358	882,818	1,160,500	(26)	3,138,651

	Accumulated other comprehensive income
	Valuation difference on available-for- sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive income	Subscription rights to shares	Minority interests	Total net assets
Balance at the beginning of the current period	141,209	17,303	158,512	102,051	16,508	3,195,005
Changes in items during the period
Issuance of new shares						984,730
Dividends from surplus						(159,654)
Net loss						(604,357)
Other						—
Net changes in items other than shareholders’ equity	2,320	15,703	18,023	94,624	4,797	117,445
Total changes in items during the period	2,320	15,703	18,023	94,624	4,797	338,164
Balance at the end of the current period	143,529	33,007	176,536	196,675	21,306	3,533,169

Current year (from April 1, 2014 to March 31, 2015)

	(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	1,095,358	882,818	1,160,500	(26)	3,138,651
Changes in items during the period
Issuance of new shares	593,075	593,075			1,186,150
Dividends from surplus
Net income			260,310		260,310
Other			162		162
Net changes in items other than shareholders’ equity
Total changes in items during the period	593,075	593,075	260,473		1,446,623
Balance at the end of the current period	1,688,433	1,475,893	1,420,973	(26)	4,585,274

	Accumulated other comprehensive income
	Valuation difference on available-for- sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive income	Subscription rights to shares	Minority interests	Total net assets
Balance at the beginning of the current period	143,529	33,007	176,536	196,675	21,306	3,533,169
Changes in items during the period
Issuance of new shares						1,186,150
Dividends from surplus						—
Net income						260,310
Excercise of subscription rights to shares				(12,870)		(12,870)
Other						162
Net changes in items other than shareholders’ equity	96,120	138,315	234,436	27,277	(7,862)	253,853
Total changes in items during the period	96,120	138,315	234,436	14,406	(7,862)	1,687,602
Balance at the end of the current period	239,649	171,323	410,972	211,082	13,443	5,220,772

(4)     Consolidated statements of cash flows

(Thousands of yen)

		Previous year (from April 1, 2013 to March 31, 2014)		Current year (from April 1, 2014 to March 31, 2015)
Cash flows from operating activities:
(Loss) income before income taxes and minority interests		(664,757)		434,061
Depreciation and amortization		437,123		587,760
Impairment loss		34,884		—
Amortization of goodwill		—		6,183
IPO expenses		120,872		—
Stock issuance cost		—		16,178
Syndicated loan fees		20,416		19,155
Increase in liabilities for retirement benefits		8,347		16,614
Increase in provision for bonuses		9,843		66,413
Increase in allowance for doubtful accounts		—		8,785
Interest and dividend income		(7,431)		(10,699)
Interest expenses		8,898		7,169
Foreign exchange losses		(116,742)		(172,114)
Decrease (increase) in notes and accounts receivable-trade		355,861		(281,474)
Increase in inventories		(4,749)		(23)
(Decrease) increase in accounts payable-trade		(20,851)		19,536
(Decrease) increase in accounts payable-other		(89,112)		37,819
Other, net		106,761		217,047
Subtotal		199,363		972,413
Interest and dividend income received		7,431		10,699
Interest expenses paid		(8,898)		(7,169)
Income taxes (paid) refunded		(170,976)		36,653
Net cash provided by operating activities		26,919		1,012,597
Cash flows from investing activities:
Payments into time deposits		(100,000)		—
Proceeds from withdrawal of time deposits		100,000		100,000
Purchase of property, plant and equipment		(175,176)		(202,542)
Purchase of intangible assets		(352,563)		(409,091)
Purchase of investment securities		(102,441)		—
Payments for guarantee deposits		(32,050)		(5,455)
Proceeds from guarantee deposits		—		1,461
Payments for acquisition of subsidiaries’ stock with changes in the scope of consolidation		—		(891,575)
Purchase of shares of subsidiaries		—		(9,574)
Other, net		8,757		—
Net cash used in investing activities		(653,473)		(1,416,777)
Cash flows from financing activities:
Proceeds from short-term loans payable	*3	—	*4	200,000
Repayment of short -term loans payable	*3	—	*4	(164,000)
Proceeds from long-term loans payable		300,000		800,000
Repayment of long-term loans payable		(209,899)		(287,931)
Repayment of finance lease obligations		(2,625)		(2,504)
Proceeds from issuance of common stock		984,730		1,155,600
Proceeds from issuance of shares resulting from excercise of subscription rights to shares		—	*2	17,680
Cash dividends paid		(159,654)		—
Payments of IPO expenses		(149,453)		—
Payments of stock issuance cost		—		(16,178)
Payments of syndicated loan fees		(4,200)		(10,000)
Other, net		(2,008)		(3,393)
Net cash provided by financing activities		756,887		1,689,270
Effect of exchange rate change on cash and cash equivalents		52,967		54,725
Net increase in cash and cash equivalents		183,301		1,339,816
Cash and cash equivalents at the beginning of the period		1,195,142		1,378,443
Cash and cash equivalents at the end of the period	*1	1,378,443	*1	2,718,259

(5)   Notes to the consolidated financial statement

Going-concern assumptions

Not applicable.

Significant matters for the preparation of consolidated financial statements

1)   Scope of consolidation

I.       Number of consolidated subsidiaries: 6

TechLaw Solutions has been newly included in the scope of the consolidation from the year ended March 31, 2015, due to the acquisition of shares of TechLaw Solutions. URC has excluded from the scope of the consolidation as a result of an absorption-type merger with the Company, a surviving company.

II.     Nonconsolidated subsidiaries: None.

2)   Application of equity method of accounting

I.       Number of affiliates accounted for under the equity method: None.

II.     Number of subsidiaries not consolidated and affiliates not accounted for under the equity method: None.

3)   Fiscal year of consolidated subsidiaries

The book-closing date of TechLaw Solutions is September 30. The Group uses provisionally prepared financial statements of TechLaw Solutions as of the consolidated closing date in preparing its consolidated financial statements.

The book-closing dates of other consolidated subsidiaries are the same as the consolidated book-closing date.

4)   Matters concerning Accounting Standards

I.       Valuation standard and methods for significant assets

(i)    Securities

Available-for-sale securities

Securities for which quoted market prices are available:

Stated at fair value at the end of the year. (Unrealized gains or losses are included in net assets. Cost of securities sold is determined by the moving average method.)

Securities for which quoted market prices are not available:

Stated at cost determined by the moving average method.

(ii)   Derivatives

Stated at fair value.

(iii)  Inventories

Inventories held for sale in the ordinary course of business:

Merchandise:

Stated at cost determined by the specific identification method. (In case the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

Supplies:

Stated at cost determined by the first-in, first-out method. (In case the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

II.     Depreciation and amortization of significant depreciable or amortizable assets

(i)    Property, plant and equipment (excluding leased assets)

Property, plant and equipment are depreciated by the straight-line method.

Useful lives of principal property, plant and equipment are as follows:

Buildings:	6-15 years

Tools, furniture and fixtures:	4-20 years

(ii)   Intangible assets (excluding leased assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years by the straight-line method. Software for sale is amortized over an economic useful life of three years by the straight-line method.

(iii)  Leased assets

Leased assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

III.    Accounting for significant deferred assets

(i)    Stock issuance cost

Stock issuance cost is expensed when incurred.

IV.    Recognition of significant allowances

(i)    Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

(ii)   Provision for bonuses

To provide for employees’ bonuses, the Group provides accrued bonuses based on the projected amount for the consolidated year.

V.      Provision for retirement benefits

To prepare for payments of employees’ retirement benefits, the Group provides accrued retirement benefits in the amount which would be payable assuming that all employees retired at the end of the current year as a compendium method.

VI.    Significant methods of hedge accounting

(i)    Method of hedge accounting

Simplified hedge accounting is applied to interest rate swap transactions, which are qualified for the accounting specified in the applicable accounting standards.

(ii)   Hedging instruments and hedged items

Hedging instruments: Interest rate swap contracts

Hedged items: Interests on borrowings

(iii)  Hedging policy

Interest rate swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations of interest rates on borrowings and are used only to the extent necessary for the Group’s ordinary business. Hedged items are identified on a contract-by-contract basis.

(iv)  Method of evaluating the effectiveness of hedging

The effectiveness of hedging as of the end of year is not assessed since the interest rate swap transactions are qualified for the simplified hedge accounting.

VII.  Amortization method and amortization period for goodwill

Goodwill is systematically amortized by the straight-line method over its effective period of fifteen years or less.

VIII. Scope of funds in the consolidated statements of cash flows

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with a maturity of three months or less at the date of acquisition which can easily be converted into cash and which have only minor risk of changes in value.

IX.    Other significant accounting policies for preparation of the consolidated financial statements

(i)    Accounting for consumption taxes

All accounting transactions are booked exclusive of any national or local consumption taxes.

(ii)   Accounting for a foreign subsidiary (TechLaw Solutions)

The Group applied the “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force No. 18 issued on May 17, 2006) and made necessary adjustments to its consolidated financial statements.

Changes in accounting policies

“Accounting Standard for Business Combinations” (the Accounting Standards Board of Japan (ASBJ) Statement No. 21 revised on September 13, 2013, the “Accounting Standard for Business Combinations”), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22 revised on September 13, 2013, the “Accounting Standard for Consolidation”), and “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 revised on September 13, 2013, the “Accounting Standard for Business Divestitures”) have become effective from the beginning of the consolidated fiscal year commencing on or after April 1, 2014. Accordingly, the Group applied these accounting standards (except for a provision in paragraph 39 of the Accounting Standard for Consolidation), and changed its accounting policies to recognize a difference arising from changes in the Company’s share of equity interests of the continuously controlling subsidiaries as capital surplus, and the related acquisition costs as an expense in the consolidated fiscal year incurred from the three-month period ended June 30, 2014.

In addition, for business combinations completed on or after April 1, 2014, the Company changed its accounting policy to reflect the revised allocation of the acquisition cost, due to the finalization of the tentative treatment, in the quarterly consolidated financial statements of the period to which the date of business combination belongs.

For the application of the above accounting standards, the Group adopted the transitional provisions specified in item 2 (4) of paragraph 58 of the Accounting Standard for Business Combinations, and item 5 (4) of paragraph 44 of the Accounting Standard for Consolidation and item 4 (4) of paragraph 57 of the Accounting Standard for Divestitures. The Group applies these accounting standards from April 1, 2014, and onwards.

As a result, operating income, ordinary income and income before income taxes and minority interests decreased by 84,000 thousand yen each.

Notes to the consolidated balance sheets

*1 Accumulated impairment losses included in the amount of accumulated depreciation are as follows:

(Thousands of yen)

	Previous year (March 31, 2014)	Current year (March 31, 2015)
Accumulated impairment losses	37,417	37,143

*2 The Company has syndicate loan agreements with financing banks to raise funds efficiently for operations, capital investments and development. Credit availability as of the end of the year under the agreements is as follows:

(Thousands of yen)

	Previous year (March 31, 2014)	Current year (March 31, 2015)
Aggregate amount of overdraft limit and syndicated loans	1,750,000	1,700,000
Credit used	700,000	700,000
Credit availability	1,050,000	1,000,000

Notes to the consolidated statements of income

*1 Major items and amounts of selling, general and administrative expenses are as follows:

(Thousands of yen)

	Previous year (from April 1, 2013 to March 31, 2014)	Current year (from April 1, 2014 to March 31, 2015)
Directors’ compensations	126,875	120,325
Salaries and allowances	725,545	895,658
Provision of allowance for doubtful accounts	—	12,673
Provision for bonuses	69,031	105,504
Depreciation	37,062	81,328
Commission fee	423,109	549,394
Outsourcing fee	121,513	214,408

*2 Research and development expenses included in general and administrative expenses are as follows:

(Thousands of yen)

	Previous year (from April 1, 2013 to March 31, 2014)	Current year (from April 1, 2014 to March 31, 2015)
Research and development expenses	122,940	89,451

Notes to the consolidated statements of comprehensive income

*1 Reclassification adjustment and tax effect related to other comprehensive income are as follows:

(Thousands of yen)

	Previous year (from April 1, 2013 to March 31, 2014)	Current year (from April 1, 2014 to March 31, 2015)
Valuation difference on available-for-sale securities
Incurred during the year	3,605	139,412
Reclassification adjustment	—	—
Before tax effect	3,605	139,412
Tax effect	(1,284)	(43,291)
Valuation difference on available-for-sale securities	2,320	96,120
Foreign currency translation adjustment
Incurred during the year	15,703	138,315
Total other comprehensive income	18,023	234,436

Notes to the consolidated statements of changes in net assets

Previous year (from April 1, 2013 to March 31, 2014)

1) Class and number of issued shares of common stock and treasury stock

(Shares)

	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Shares issued and outstanding (including treasury stock)
Common stock (Notes 1 and 2)	3,193,136	248,000	—	3,441,136
Total	3,193,136	248,000	—	3,442,136
Treasury stock
Common stock (Note 2)	56	7	—	63
Total	56	7	—	63

Note:	1.

The number of issued shares increased by 248,000 shares because of payments for the American Depositary Receipts, except for the portion attributable to over-allotment in offering American Depositary Receipts representing the Company’s common stocks.

	2.	The Company effected ten-for-one splits of its shares of common stock as of April 1, 2014.

2) Items related to subscription rights to shares

							Amount of shares
							as of the end of
			Number of shares				the year
Company name	Breakdown	Class of shares	As of the beginning of the year	Increase	Decrease	As of the end of the year	(thousands of yen)
UBIC, Inc.	Subscription rights to shares for the fourth stock option	—	—	—	—	—	4,081
	Subscription rights to shares for the fifth stock option	—	—	—	—	—	115,848
	Subscription rights to shares for the sixth stock option	—	—	—	—	—	33,762
	Subscription rights to shares for the seventh stock option	—	—	—	—	—	19,241
	The eighth subscription rights to shares	Common stock	—	8,800	—	8,800	23,742
Total		—	—	—	—	—	196,675

3) Dividends

I. Dividend payments

Resolution	Class of shares	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 25, 2013	Common stock	159,654	50.00	March 31, 2013	June 26, 2013

II. Dividends with a record date in this year, but an effective date in the following year

Not applicable.

Current year (from April 1, 2014 to March 31, 2015)

1) Class and number of issued shares of common stock and treasury stock

(Shares)

	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Shares issued and outstanding (including treasury stock)
Common stock (Notes 1, 2 and 3)	3,441,136	32,050,224	—	35,491,360
Total	3,441,136	32,050,224	—	35,491,360
Treasury stock
Common stock (Note 2)	63	567	—	630
Total	63	567	—	630

Note:	1.

On September 16, 2014, the Company received a payment for the issuance of new shares through a third-party allocation of its shares, in connection with the basic agreement concluded on the acquisition of shares with the London Branch of Deutsche Bank. Accordingly, the number of issued and outstanding shares increased by 1,000,000.

	2.

The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. As a result, the number of issued and outstanding shares and the number of treasury stock increased by 30,970,224 and 567, respectively.

	3.	The exercise of stock option rights increased the number of issued and outstanding shares by 80,000.

2) Items related to subscription rights to shares

							Amount of shares
							as of the end of
			Number of shares				the year
Company Name	Breakdown	Class of shares	As of the beginning of the year	Increase	Decrease	As of the end of the year	(thousands of yen)
UBIC, Inc.	Subscription rights to shares for the fourth stock option	—	—	—	—	—	4,081
	Subscription rights to shares for the fifth stock option	—	—	—	80,000	—	102,978
	Subscription rights to shares for the sixth stock option	—	—	—	—	—	36,479
	Subscription rights to shares for the seventh stock option	—	—	—	—	—	31,314
	The eighth subscription rights to shares	—	—	—	—	—	23,742
	Subscription rights to shares for the ninth stock option	—	—	200,000	—	200,000	12,485
Total		—	—	—	—	—	211,082

3) Dividends

I. Dividend payments

Not applicable.

II. Dividends with a record date in this year, but an effective date in the following year

Resolution	Class of shares	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 23, 2015	Common stock	106,472	3.00	March 31, 2015	June 24, 2015

Notes to the consolidated statements of cash flows

*1)      Reconciliation of the ending balance of cash and cash equivalents in the consolidated statements of cash flows to those balances in the consolidated balance sheets is as follows:

(Thousands of yen)

	Previous year (from April 1, 2013 to March 31, 2014)	Current year (from April 1, 2014 to March 31, 2015)
Cash and deposits	1,486,474	2,726,397
Time deposit over three months’ period	(101,063)	(1,063)
Separate deposits	(6,966)	(7,073)
Others	—	—
Cash and cash equivalents	1,378,443	2,718,259

2) Significant non-cash transactions

(Thousands of yen)

	Previous year (from April 1, 2013 to March 31, 2014)	Current year (from April 1, 2014 to March 31, 2015)
Increase in capital stock due to exercise of subscription rights to shares	—	6,435
Increase in capital surplus due to exercise of subscription rights to shares	—	6,435

3)            The Company concluded escrow agreements with two lead managing underwriters in relation to listing on the NASDAQ in the previous fiscal year. To fulfill the deposit obligation under the escrow agreements, the Company took out loans from the Bank of Tokyo-Mitsubishi UFJ, Ltd. during the same period. The loans are presented net of all repayments within 35 days.

4)            The Company concluded escrow agreements with TechLaw Holdings, Inc. and The Bank of New York Mellon Corporation in relation to the acquisition of TechLaw Solutions during the current fiscal year. To fulfill the deposit obligation under the escrow agreements, the Company took out loans from the Bank of Tokyo-Mitsubishi UFJ, Ltd. during the same period. The loans are presented net of all repayments within 33 days.

Segment information

1) Overview of reportable segment

A reportable segment is a component of the Company for which discrete financial information is available, and whose operating results are regularly reviewed by the Company’s board of directors (the “Board of Directors”) to determine the allocation of resources and to assess its performance.

The Group provides eDiscovery-related services in Japan and other countries. The Company mainly handles services in Japan, while the subsidiary in the United States deals with overseas engagements. The subsidiary is an independently managed entity that develops comprehensive strategies for eDiscovery-related services to expand business activities.

Consequently, the Company has three reportable geographic segments: Japan, USA and others.

2) Method of recognizing net sales, profits or losses, assets, liabilities, and other items for each reportable segment

Operations of reportable segments are generally accounted for in the same manner as those stated in the “Significant accounting policies for preparation of the consolidated financial statements” section in the notes to the consolidated financial statements in this report. Income of each reportable segment represents operating income. Intersegment sales or transfers are determined based on costs of rendering services, etc.

3)  Information related to net sales, profits or losses, assets, liabilities, and other items for each reportable segment

Previous year (from April 1, 2013 to March 31, 2014)

(Thousands of yen)

	Reportable segment				Adjustments	Amounts reported in the consolidated financial
	Japan	USA	Others	Total	*1	statements *2
Net sales
(1) External sales	2,217,334	1,746,587	207,695	4,171,617	—	4,171,617
(2) Intersegment sales and transfers	624,629	59,169	111,728	795,526	(795,526)	—
Total	2,841,963	1,805,756	319,423	4,967,144	(795,526)	4,171,617
Segment profits (losses)	(378,553)	(100,923)	(119,140)	(598,618)	—	(598,618)
Segment assets	5,014,487	1,166,927	403,087	6,584,503	(1,695,822)	4,888,680
Other items
Depreciation expenses	346,284	49,752	41,281	437,318	—	437,318
Increase in property, plant and equipment and intangible assets	496,451	8,386	15,737	520,574	—	520,574

Notes:  1.       (1) The adjustment to sales represents elimination of intersegment transactions. (2) The adjustments to segment assests represent the elimination of transactions between segments.

 2.       Total segment losses are in agreement to operating losses reported in the consolidated statements of income.

Current year (from April 1, 2014 to March 31, 2015)

(Thousands of yen)

	Reportable segment				Adjustments	Amounts reported in the consolidated financial
	Japan	USA	Others	Total	*1	statements *2
Net sales
(1) External sales	3,105,983	2,784,469	384,007	6,274,460	—	6,274,460
(2) Intersegment sales and transfers	739,796	121,546	124,487	985,830	(985,830)	—
Total	3,845,779	2,906,016	508,495	7,260,290	(985,830)	6,274,460
Segment profits (losses)	303,149	39,926	(77,006)	285,824	—	266,069
Segment assets	7,622,397	2,358,066	632,698	10,613,162	(2,981,225)	7,631,937
Other items
Depreciation expenses	431,287	113,768	42,703	587,760	—	587,760
Amortization of goodwill		6,183		6,183	—	6,183
Increase in property, plant and equipment and intangible assets	603,186	89,463	24,628	717,278	—	717,278

Notes:  1.       (1) The adjustment to sales represents elimination of intersegment transactions. (2) The adjustments to segment assests represent the elimination of transactions between segments.

 2.       Total segment profits (losses) equal to operating income (losses) reported in the consolidated statements of income.

4)  Changes in reportable segments

“Accounting Standard for Business Combinations,” “Accounting Standard for Consolidation” and “Accounting Standard for Business Divestitures” have become effective from the beginning of the consolidated fiscal year commencing on or after April 1, 2014. Accordingly, the Group has applied these accounting standards (except for a provision in paragraph 39 of the Accounting Standard for Consolidation) and has recognized acquisition-related costs as expenses in the consolidated fiscal year incurred from the three-month period ended June 30, 2014.

As a result, segment profits for Japan decreased 87,803 thousand yen and for USA increased 3,802 thousand yen for the current year, compared to those under the previous accounting treatment.

<Related information>

Previous year (from April 1, 2013 to March 31, 2014)

1)   Information by product or service

(Thousands of yen)

		Previous year (from April 1, 2013 to March 31, 2014)
Business segment		Japan	USA	Others	Total
eDiscovery	eDiscovery services	1,012,051	483,413	129,968	1,625,433
	eDiscovery solution	810,013	1,261,592	72,834	2,144,440
LCPS	Compliance support	8,705	—	—	8,705
	Forensic services	234,368	1,581	4,893	240,843
	Forensic tool distribution and support	62,576	—	—	62,576
	Forensic training services	28,934	—	—	28,934
Others		60,683	—	—	60,683
Total		2,217,334	1,746,587	207,695	4,171,617

2)  Information by region

I.      Net sales

The information is omitted because similar information is presented in segment information.

II.       Property, plant and equipment

(Thousands of yen)

Japan	USA	Korea	Others	Total
394,127	154,589	117,552	5,056	671,326

3)                                     Information about major customers

(Thousands of yen)

Name	Net sales	Segment relevant to the customer
Samsung Electronics Co., Ltd.	1,639,791	USA and others
TMI Associates	602,645	Japan

Current year (from April 1, 2014 to March 31, 2015)

1)  Information by product or service

(Thousands of yen)

		Current year (from April 1, 2014 to March 31, 2015)
Business segment		Japan	USA	Others	Total
eDiscovery	eDiscovery services	1,377,430	1,052,273	205,494	2,635,199
	eDiscovery solution	1,326,706	1,704,394	166,739	3,197,841
LCPS	Compliance support	4,300	—	—	4,300
	Forensic services	288,161	3,815	7,117	299,094
	Forensic tool distribution and support	41,615	—	4,655	46,270
	Forensic training services	6,324	—	—	6,324
Others		61,443	23,986	—	85,429
Total		3,105,983	2,784,469	384,007	6,274,460

2)  Information by region

I.      Net sales

The information is omitted because the same information is presented in segment information.

II.       Property, plant and equipment

(Thousands of yen)

Japan	USA	Korea	Others	Total
487,633	180,955	106,382	8,388	783,359

3)  Information about major customers

(Thousands of yen)

Name	Net sales	Segment relevant to the customer
Samsung Electronics Co., Ltd.	1,969,335	USA and others
TMI Associates	641,074	Japan

<Information related to impairment losses on fixed assets by each reportable segment>

Previous year (from April 1, 2013 to March 31, 2014)

Impairment loss was recognized as extraordinary losses for a certain group of assets in “Others” segment due to delay in the start-up of operations. Impairment losses recognized during the current year were 34,884 thousand yen.

Current year (from April 1, 2014 to March 31, 2015)

Not applicable.

<Information related to amortization of goodwill and the carrying amount by each reportable segment>

Previous year (from April 1, 2013 to March 31, 2014)

Not applicable.

Current year (from April 1, 2014 to March 31, 2015)	(Thousands of yen)

	Japan	USA	Others	Adjustment	Total
Amortization for the current year	—	6,183	—	—	6,183
Balance as of the end of the current year	—	159,249	—	—	159,249

The balance of goodwill is tentatively calculated because the allocation of acquisition costs has not been completed.

Per share information

(Yen)

	Previous year (from April 1, 2013 to March 31, 2014)	Current year (from April 1, 2014 to March 31, 2015)
Net assets per share	96.34	140.78
Earnings per share	(17.74)	7.45
Diluted earnings per share	—	7.27

Notes:     1.  Diluted earnings per share are not presented because the Group’s operation resulted in net loss for the year ended March 31, 2014.

2.     Basis for calculation of earnings per share and diluted earnings (loss) per share is as follows:

3.     The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. For the purpose of calculating basic and diluted net income per share and net asset per share, the stock split is assumed to have occurred at the beginning of the previous year. The number of common stock before the split was 3,441,136.

Item	Previous year (from April 1, 2013 to March 31, 2014)	Current year (from April 1, 2014 to March 31, 2015)
Earnings per share (yen)
Net (loss) income (thousands of yen)	(604,357)	260,310
Amount not attributed to common stockholders (thousands of yen)	—	—
Net (loss) income attributable to common stock (thousands of yen)	(604,357)	260,310
Average number of common stock outstanding during the year (shares)	34,057,963	34,956,728

Diluted earnings per share
Adjustment to net income (thousands of yen):	—	—
Interest expenses after tax deduction (thousands of yen)	(—)	(—)
Increase in the number of common stock (shares):	—	842,025
Convertible bond-type bonds with subscription rights to shares (shares)	(—)	(—)
Subscription rights to shares (shares)	(—)	842,025
Summary of dilutive shares not included in calculation of “Diluted earnings per share” due to no dilutive effect	—	—

Significant subsequent events

The Company established a new subsidiary following a resolution passed at its Board of Directors’ meeting held on April 10, 2015.

1)             Purpose

The Company established a new subsidiary that supports medical institutions and private companies in their efforts to improve the quality and efficiency of medical activities through the analysis of large volumes of data by a specialized healthcare data team.

UBIC MEDICAL, Inc. will strive to realize a healthy, safe and secure society by providing solutions, such as supporting the analysis of clinical information and improvement of the in-hospital environment, so as to help to provide better healthcare services.

2)             Profile

(i)	Company name:	UBIC MEDICAL, Inc.
(ii)	Location:	Meisan Takahama building, 2-12-23, Kounan, Minato-ku, Tokyo 108-0075
(iii)	Chief Executive Officer:	Naritomo Ikeue
(iv)	Business contents:	Clinical trial information analysis support service and others
(v)	Capital stock:	10 million yen (as of April 16, 2015)
(vi)	Capital surplus:	10 million yen (as of April 16, 2015)
(vii)	Investment ratio:	UBIC, Inc. holds a 100% ownership interest
(viii)	Date of establishment:	April 16, 2015
(ix)	Fiscal year-end:	March 31

***

This report is solely translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.